EXHIBIT 99.1
Third Quarter Report
Three and Nine Months Ended September 30, 2022
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes of Sphere 3D Corp. (the “Company”) for the three and nine months ended September 30, 2022. The condensed consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company,” “Sphere 3D,” “we,” “our,” “us” or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars.
This MD&A includes forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Forward-looking statements are based on information currently available to us and on estimates and assumptions made by us regarding, among other things, general economic conditions, in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Many factors could cause actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, but not limited to: the inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market; the impact of competition; the investment in technological innovation; any defects in components or design of Sphere 3D’s products; the retention or maintenance of key personnel; the possibility of significant fluctuations in operating results; the ability of Sphere 3D to maintain business relationships; financial, political or economic conditions; financing risks; future acquisitions; the ability of Sphere 3D to protect its intellectual property; third party intellectual property rights; volatility in the market price for the common shares of the Company; compliance by Sphere 3D with financial reporting and other requirements as a public company; conflicts of interests; future sales of common shares by Sphere 3D’s directors, officers and other shareholders; dilution and future sales of common shares. For more information on these risks, you should refer to the Company’s filings with the securities regulatory authorities, including the Company’s most recently filed Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In evaluating such statements, we urge you to specifically consider various factors identified in this report, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements.

Overview
Sphere 3D was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, we completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, we changed our name to “Sphere 3D Corp.” Any reference to the “Company”, “Sphere 3D”, “we”, “our”, “us”, or similar terms refers to Sphere 3D Corp. and its subsidiaries. In December 2014, we completed the acquisition of Overland Storage, Inc. (“Overland”) to grow our business in the containerization and virtualization technologies along with data management products that enabled workload-optimized solutions. In November 2018, we sold our Overland business. In January 2022, we commenced operations of our digital mining operation and are dedicated to becoming a leading carbon-neutral Bitcoin mining company. We are establishing an enterprise-scale mining operation through procurement of next-generation mining equipment and partnering with experienced service providers.
Digital assets and blockchain
Bitcoin is a digital asset issued by and transmitted through an open source protocol maintained by a peer-to-peer network of decentralized user nodes. This network hosts a public transaction ledger blockchain where the digital assets and their corresponding transactions are recorded. The digital assets are stored in individual wallets with public addresses and a private key that controls access. The blockchain is updated without a single owner or operator of the network. New digital assets are generated and mined rewarding users after transactions are verified in the blockchain.
Digital assets and their corresponding markets emulate foreign exchange markets of fiat currencies, such as the U.S. dollar, where they can be exchanged to said fiat currencies trading exchanges. In addition to these exchanges, additional trading markets for digital assets exist, such as derivative markets.
Since the nature of digital assets is such that it exists solely in electronic form, they are exposed to risks similar to that of any data held solely in electronic form such as power failure, data corruption, cyber security attacks, protocol breaches, and user error, among others. Similar to data centers, these risks put the digital assets subject to the aforementioned threats which might not necessarily affect a physical fiat currency. In addition, blockchain relies on open source developers to maintain the digital asset protocols. Blockchain as such may be subject to design changes, governance disputes such as “forked” protocols, and other risks associated with open source software.
Digital currencies serve multiple purposes - a medium of exchange, store of value or unit of account. Examples of digital currencies include: bitcoin, bitcoin cash, Ethereum, and Litecoin. Digital currencies are decentralized currencies that facilitate instant transfers. Transactions occur on an open source platform using peer-to-peer direct technology with no single owner. Blockchain is a public transaction ledger where transactions occur, are recorded and tracked, however not owned nor managed by one single entity. Blockchain, accessible and open to all, contains records of all existing and historical transactions. All accounts on the blockchain have a unique public key and is secured with a private key that is only known to the individual. The combination of private and public keys results in a secure digital “fingerprint” which results in a strong control of ownership.
We believe cryptocurrencies have many advantages over traditional, physical fiat currencies, including immediate settlement, fraud deterrent as they are unable to be duplicated or counterfeited, lower fees, mass accessibility, decentralized nature, identity theft prevention, physical loss prevention, no counterparty risk, no intermediary facilitation, no arduous exchange rate implications and a strong confirmation transaction process.
Service and product
In addition to digital mining, we deliver data management and desktop and application virtualization solutions through hybrid cloud, cloud and on premise implementations by its reseller network. We achieve this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. Our products allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with the latest storage solutions. Our brands include HVE ConneXions (“HVE”) and Unified ConneXions (“UCX”). In October 2021, we sold our SnapServer® product line and associated assets.

Investment in Special Purpose Acquisition Company
In April 2021, we sponsored a special purpose acquisition company (“SPAC”), Minority Equality Opportunities Acquisition Inc. (“MEOA”), through our wholly owned subsidiary, Minority Equality Opportunities Acquisition Sponsor, LLC (“SPAC Sponsor”). MEOA’s purpose is to focus initially on transactions with companies that are minority owned businesses. In April 2021, SPAC Sponsor paid $25,000 of deferred offering costs on behalf of MEOA in exchange for 2,875,000 shares of MEOA’s Class B common stock (the “Founder Shares”). On August 30, 2021, MEOA consummated its initial public offering (the “IPO”) and issued units which were comprised of one share of Class A common stock and one redeemable warrant. Also in August 2021, and simultaneously with the consummation of the IPO, SPAC Sponsor participated in the private sale of an aggregate of 5,395,000 Warrants (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant. The SPAC Sponsor paid $5.4 million to MEOA, which included $1.0 million from an investor participating in MEOA Sponsor. The Private Placement Warrants are not transferable, assignable or saleable until 30 days after MEOA completes a business combination. On October 18, 2021, the securities comprising the units begin separate trading, the Class A common stock and warrants are listed on the NASDAQ Capital Market under the symbols “MEOA” and “MEOAW,” respectively.
MEOA has 12 months from the closing of its IPO (or 21 months from the closing of its IPO if MEOA extends the period of time to consummate the initial Business Combination) (the “Combination Period”) to complete the initial Business Combination. If MEOA anticipates that it may not be able to consummate the initial Business Combination within 12 months, MEOA may extend the period of time to consummate a Business Combination by up to three additional three-month periods (up to a maximum of 21 months from the closing of the IPO). In order to extend the time available for MEOA to consummate its initial Business Combination, the SPAC Sponsor or its affiliates or designees must deposit into the Trust Account, for each additional three-month period, $1,265,000, on or prior to the date of the deadline with respect to such three-month extension period. The SPAC Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for MEOA to complete its initial Business Combination. If MEOA is unable to complete the initial Business Combination within the Combination Period, MEOA will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to MEOA to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of MEOA’s remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to MEOA’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if MEOA fails to complete the initial Business Combination within the Combination Period.
SPAC Sponsor, along with MEOA’s initial stockholders, MEOA’s executive officers and directors have entered into a letter agreement with MEOA, pursuant to which we have agreed to (i) waive our redemption rights with respect to our founder shares and public shares in connection with the completion of the initial Business Combination; (ii) waive our redemption rights with respect to our founder shares and public shares in connection with a stockholder vote to approve an amendment to the certificate of incorporation: (A) to modify the substance or timing of MEOA’s obligation to redeem 100% of the public shares if MEOA does not complete the initial Business Combination within the Combination Period; or (B) with respect to any other material provision relating to stockholders’ rights or pre-initial Business Combination activity; and (iii) waive our rights to liquidating distributions from the trust account with respect to our founder shares if MEOA fails to complete the initial Business Combination within the Combination Period.

In August 2022, MEOA extended the Combination Period by executing the first three-month extension period. The SPAC Sponsor advanced the required fee of $1,265,000 to MEOA for the extension in the form of a note receivable held by the SPAC Sponsor. On August 30, 2022, MEOA entered into a business combination agreement with MEOA Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of MEOA (“Merger Sub”), and Digerati Technologies, Inc., a Nevada corporation (“Digerati”), pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into Digerati (the “Digerati Merger”), with Digerati surviving the Digerati Merger as a wholly owned subsidiary of MEOA, and with Digerati’s equity holders receiving shares of MEOA common stock.
Terminated Merger Agreement
On June 3, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gryphon Digital Mining, Inc. (“Gryphon”), a privately held company in the cryptocurrency space dedicated to helping bring digital assets onto the clean energy grid. Gryphon’s Bitcoin mining operation has a zero-carbon footprint and their long-term strategy is to be the first vertically integrated crypto miner with a wholly owned, one hundred percent renewable energy supply.
On February 15, 2022, and subsequently on March 7, 2022, primarily as a result of comments we received from the SEC relating to an amendment to the registration statement on Form F-4 we filed with the SEC on January 5, 2022 in connection with our proposed merger with Gryphon, we retained two independent investment banks to review the terms of the proposed Gryphon merger transaction. The nature of the review was to provide an independent analysis as to whether the consideration to be paid by us in the proposed merger was fair to our stockholders from a financial point of view and to assess the inputs to the financial models that were used to test such fairness.
On April 4, 2022, the Merger Agreement was terminated. The Merger Agreement, among other matters, provided that, upon termination of the Merger Agreement, we would forgive all amounts outstanding under the outstanding Promissory Note and Security Agreement as amended with Gryphon (the “Gryphon Note”), and release to Gryphon 850,000 common shares previously deposited into an escrow account for the benefit of Gryphon. As a result of the termination of the Merger Agreement in the second quarter of 2022, we forgave the Gryphon Note which had a balance of $13.1 million and released the 850,000 common shares, with a fair value of $1.2 million, held in escrow to Gryphon. We will continue our relationship with Gryphon through the Gryphon Master Services Agreement entered into in 2021.
Nasdaq Listing
On July 25, 2022, we received a letter from the Nasdaq Listing Qualifications department of The Nasdaq Stock Market LLC notifying us that we were not in compliance with the requirement of Nasdaq Marketplace Rule 5550(a)(2) for continued inclusion on the NASDAQ Capital Market as a result of the closing bid price for the Company’s common stock being below $1.00 for 30 consecutive business days. This notification has no effect on the listing of our common shares at this time. In accordance with the Nasdaq Marketplace Rules, we were provided an initial period of 180 calendar days, or until January 23, 2023, to regain compliance, which will require a closing bid price for our common stock above $1.00 for a minimum of 10 consecutive business days.

Recent Key Events
•On November 7, 2022, we entered into an agreement with Hertford Advisors Ltd. (“Hertford”) modifying the number of outstanding Series H Preferred Shares held by Hertford (the “Modified Hertford Agreement”). Pursuant to the Modified Hertford Agreement, the Company cancelled 36,000 Series H Preferred Shares, representing 37.5% of the outstanding Series H Preferred Shares, without payment of any cash consideration. Each Series H Preferred Share is convertible into 1,000 common shares. Hertford will retain 60,000 Series H Preferred Shares, which are non-voting and do not accrue dividends. At our upcoming Annual General Meeting scheduled for December 20, 2022, we will seek shareholder approval for the conversion of the remaining 60,000 Series H Preferred Shares, subject to the terms and conditions contained in the Company’s Articles of Incorporation. The Modified Hertford Agreement also provides for certain resale restrictions applicable to the common shares that are issuable upon the conversion of the remaining Series H Preferred Shares during the two-year period ending on December 31, 2024, which are different from the restrictions contained in the Hertford Agreement.
•On October 31, 2022, we filed an arbitration request against Core Scientific, Inc. (“Core Scientific”) regarding the digital mining hosting sub-license agreement assigned to us on October 5, 2021. We have requested that certain advanced deposits paid be refunded back to us as a result of the modification to our BitFuFu machine purchase agreement.
•On October 31, 2022, we issued 1,500,000 common shares for fully vested RSUs contractually due to a former executive of the Company.
•On October 29, 2022, we entered into a settlement and release agreement with Majestic Dragon Financial Services Ltd. (“Majestic Dragon”) and as a result, the Company is no longer obligated to make the two 100 Bitcoin payments stated in the Majestic Dragon Advisory Agreement. We expect to reverse the $2.1 million Bitcoin liability in the fourth quarter of 2022.
•On October 19, 2022, we entered into an amendment to the BitFuFu Agreement. The amended agreement stated no additional payments are required to be made by us, and the purchase order was reduced from 60,000 to approximately 17,000 machines.
Results of Operations
The Third Quarter of 2022 Compared with the Third Quarter of 2021
Revenue
We generated revenues of $1.4 million and $1.0 million during the third quarter of 2022 and 2021, respectively. The $0.4 million increase in revenue is primarily due to the addition of $0.8 million in revenues from our digital mining operation, offset by a decrease of $0.4 million in product and service.
During the third quarter of 2022, the majority of our revenue was derived from digital currency mining and data management services. Income from our mining segment is a result of bitcoin mining activities in the United States. Income from our product and services segment is primarily generated in the United States.
Direct cost of revenues during the third quarter of 2022 and 2021 were $0.9 million and $0.5 million, respectively, representing an increase of $0.4 million, or 80.0%, primarily due to the addition of our digital mining operation.

Operating Expenses
Sales and Marketing Expense
Sales and marketing expenses were $0.2 million and $0.3 million for the third quarter of 2022 and 2021, respectively.
Research and Development Expense
Research and development expenses were $0.1 million and $0.3 million for the third quarter of 2022 and 2021, respectively. The decrease of $0.2 million was primarily due to a decrease in employee and related expenses associated with a lower average headcount.
General and Administrative Expense
General and administrative expenses were $2.9 million and $2.0 million for the third quarter of 2022 and 2021, respectively. The increase of $0.9 million was due to increases of $0.5 million in share-based compensation primarily related to awards granted to a former executive and certain current executives, $0.5 million for legal expenses associated with our digital mining operation, $0.3 million of additional insurance cost primarily related to our director and officers’ insurance, $0.2 million for outside contractor costs primarily related to a consulting agreement with the former chief executive officer, and $0.1 million for employee and related expenses primarily associated with a higher average headcount. These increases were offset by a decrease of $0.8 million for costs related to former proposed merger transactions that were subsequently terminated.
Depreciation and Amortization Expense
Depreciation and amortization expense was $7.4 million and $0.5 million for the third quarter of 2022 and 2021, respectively. The increase of $6.9 million was primarily due to amortization related to our intangible asset for costs directly related to the acquisition of digital mining machines and depreciation of digital mining machines.
Impairment of Digital Assets
Impairment of digital assets was $0.1 million and nil for the third quarter of 2022 and 2021, respectively. The increase of $0.1 million was due to impairment losses recognized on our digital assets.
Provision for Losses on Deposit for Mining Equipment
Provision for deposit on mining equipment was $10.0 million and nil for the third quarter of 2022 and 2021, respectively. The increase of $10.0 million was due to a provision made for the deposit we made to NuMiner Global, Inc. (“NuMiner”) for the purchase of mining machines. During the second quarter of 2022, we requested the return of the deposit when the purchase agreement was cancelled due to NuMiner not delivering mining machines according to the agreement terms.
The First Nine Months of 2022 Compared with the First Nine Months of 2021
Revenue
We generated revenues of $4.6 million and $2.9 million during the first nine months of 2022 and 2021, respectively. The $1.7 million increase in revenue is primarily due to the addition of $2.7 million in revenues from our digital mining operation, offset by a decrease of $1.0 million in product and service.
During the first nine months of 2022, the majority of our revenue was derived from digital currency mining and data management services. Income from our mining segment is a result of bitcoin mining activities in the United States. Income from our product and services segment is primarily generated in the United States.
Direct cost of revenues during the first nine months of 2022 and 2021 were $2.5 million and $1.3 million, respectively, representing an increase of $1.2 million, or 97.0%, primarily due to the addition of our digital mining operation.

Operating Expenses
Sales and Marketing Expense
Sales and marketing expenses were $0.7 million and $1.0 million for the first nine months of 2022 and 2021, respectively. The decrease of $0.3 million was primarily due to a decrease in share-based compensation and advertising costs.
Research and Development Expense
Research and development expenses were $0.4 million and $0.8 million for the first nine months of 2022 and 2021, respectively. The decrease of $0.4 million was primarily due to a decrease in employee and related expenses associated with a lower average headcount.
General and Administrative Expense
General and administrative expenses were $19.7 million and $6.3 million for the first nine months of 2022 and 2021, respectively. The increase of $13.4 million was primarily due to increases of $7.7 million in share-based compensation primarily related to awards granted to a former executive and certain current executives, $4.9 million primarily related to professional services associated with our expansion into the digital mining industry, $1.1 million in employee and related expenses primarily associated with a higher average headcount and an executive bonus, $0.6 million of costs primarily related to our transaction with Gryphon which was terminated on April 4, 2022, $0.6 million of additional insurance cost primarily related to our director and officers’ insurance, and $0.5 million for legal expenses associated with our digital mining operation. These increases were offset by decreases of $1.5 million for a change in fair value of crypto asset payable, $0.4 million for public relations, and $0.2 million in director fees expense.
Depreciation and Amortization Expense
Depreciation and amortization expense was $21.3 million and $0.8 million for the first nine months of 2022 and 2021, respectively. The increase of $20.5 million was primarily due to amortization related to our intangible asset for costs directly related to the acquisition of digital mining machines and depreciation of digital mining machines.
Impairment of Digital Assets
Impairment of digital assets was $0.9 million and nil for the first nine months of 2022 and 2021, respectively. The increase of $0.9 million was due to impairment losses recognized on our digital assets.
Provision for Losses on Deposit for Mining Equipment
Provision for deposit on mining equipment was $10.0 million and nil for the first nine months of 2022 and 2021, respectively. The increase of $10.0 million was due to a provision made for the deposit we made to NuMiner for the purchase of mining machines. During the second quarter of 2022, we requested the return of the deposit when the purchase agreement was cancelled due to NuMiner not delivering mining machines according to the agreement terms.
Forgiveness of Note Receivable
Forgiveness of note receivable was $13.1 million and nil for the first nine months of 2022 and 2021, respectively. The increase of $13.1 million was due to the forgiveness of our note receivable, including accrued interest, with Gryphon which occurred when the Merger Agreement with Gryphon was terminated by us on April 4, 2022.
Impairment of Investments
Impairment of investments was $12.4 million and nil for the first nine months of 2022 and 2021, respectively. The increase of $12.4 million was due to impairment losses recognized on our Filecoiner investments. The fair value of these investments was impacted by the decrease in the price of Filecoin since the time of the investments resulting in an impairment.

Interest Expense
Interest expense was nil and $0.5 million for the first nine months of 2022 and 2021, respectively. The first nine months of 2021 interest expense was primarily for debt costs related to our Oasis debt.
Interest and Other Income, net
Interest and other income, net was $0.7 million and $0.2 million of income, net, for the first nine months of 2022 and 2021, respectively. The first nine months of 2022 interest and other income, net, primarily related to $0.5 million in interest income from notes receivable, and approximately $0.2 million from management fees from a transition service agreement for our Snap Server product line. The first nine months of 2021 interest and other income, net, primarily related to a gain on the forgiveness of PPP Funds of $1.1 million, including accrued interest, $0.3 million in interest income from notes receivable, and $0.1 million gain on forgiveness of liabilities for settlement of legal fees; offset by a $0.7 million penalty fee related to the Series E Preferred for the failure to file a timely registration statement required under the Westworld Securities Purchase Agreement and $0.6 million of fees paid to Maxim Group LLC for penalties related to the Company’s fund raises in July and August of 2021.
Liquidity and Capital Resources
We have recurring losses from operations. Our primary source of cash flow is generated from digital mining revenue and service revenue. We have financed our operations through proceeds from private and public sales of securities. At September 30, 2022, we had cash and cash equivalents of $4.1 million compared to cash and cash equivalents of $54.4 million at December 31, 2021. The decrease in cash is related primarily to progress payments for mining equipment per our agreement with FuFu Technology Limited (the “BitFuFu Agreement”) and prepayments for power and hosting for our digital mining operation. In October 2021, the BitFuFu Agreement was assigned to Ethereal Tech PTE. As of September 30, 2022, we had working capital of $25.2 million reflecting a decrease of $49.1 million in current assets and a decrease in current liabilities of $1.1 million. Cash management continues to be a top priority. We expect to incur negative operating cash flows as we work to maintain and increase our digital mining revenue, product sales volume, and maintain operational efficiencies.
Management has projected that cash on hand will not be sufficient to allow us to continue operations beyond the next 12 months if we are unable to raise additional funding for operations. In October 2022, we completed discussions with FuFu Technology Limited to modify our BitFuFu Agreement, and finalized the timing and volume of remaining deliveries with respect to our purchase order. No further payments on the contract are required by us. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds for working capital through equity or debt financings or other sources may depend on the financial success of our then current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at a reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may be required to cancel our existing purchase obligations under our current mining purchase agreements, or we may not be able to continue our business operations in the cryptocurrency mining industry or we may be unable to advance our growth initiatives, either of which could adversely impact our business, financial condition and results of operations.

Significant changes from our current forecasts, including but not limited to: (i) shortfalls from projected sales levels; (ii) unexpected increases in product costs; (iii) increases in operating costs; (iv) changes in the historical timing of collecting accounts receivable; (v) fluctuations in the value of cryptocurrency; and (vi) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occurs or we are unable to generate sufficient cash from operations or financing sources, we may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on our business, results of operations, financial position and liquidity.
During 2021, we entered into an agreement for power to host our digital asset machines. The remaining commitment of $16.3 million is pending ongoing negotiations with Gryphon and Core Scientific as a result of the modified BitFuFu machine purchase agreement. Given our existing purchase obligations, if such agreements are not modified or cancelled by us, management has projected that cash on hand will not be sufficient to allow us to meet our outstanding purchase obligations beyond the next 12 months if we are unable to raise additional debt or equity funding for operations. Management is in discussions with one of our hosting providers to renegotiate current agreements. On a short-term basis, we plan to raise debt or equity funding to meet our payment obligations under our current contracts and for additional working capital.
The following table shows a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities (in thousands):

	Nine Months Ended September 30,
	2022	2021
Net cash used in operating activities	$(28,106)	$(5,065)
Net cash used in investing activities	$(21,894)	$(99,455)
Net cash provided by financing activities	$—	$204,581
The use of cash during the first nine months of 2022 was primarily a result of our net loss of $75.9 million, offset by $64.5 million in non-cash items, which primarily included forgiveness of loan receivable, impairment of investments, provision for losses on deposit for mining equipment, amortization of intangible assets, depreciation, share-based compensation expense, change in fair value of crypto asset payable and impairment of digital assets. During the first nine months of 2022, we paid $16.3 million for prepayments for our digital asset hosting agreements.
During the first nine months of 2022, we paid $17.3 million towards digital asset mining machines and shipping costs for which delivery started in January 2022 and continues through the remainder of 2022, we entered into promissory notes receivable with Gryphon and MEOA for $2.5 million and $1.8 million, respectively, and we purchased $0.3 million of carbon credits for future use. The Gryphon note receivable was forgiven on April 4, 2022 upon termination of the Merger Agreement with Gryphon.
During the first nine months of 2021, we received $194.6 million from the issuance of common shares and warrants, net, $9.6 million from the issuance of preferred shares, $1.5 million in proceeds from warrants exercised, $0.4 million in proceeds from debt, and $0.2 million in proceeds from options exercised, offset by payments on debt of $1.1 million, payments for the Company’s line of credit of $0.4 million, net, and payment of preferred dividends of $0.2 million.

Off-Balance Sheet Information
During the ordinary course of business, we may provide standby letters of credit to third parties as required for certain transactions initiated by us. The Company has one standby letter of credit to be used for the bond necessary for the Company to receive mining machines. At September 30, 2022, there was restricted cash of $0.2 million pledged as collateral for the standby letter of credit.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.
We believe our critical accounting policies and estimates are those related to investments, digital assets, mining equipment, intangible assets, revenue recognition, preferred shares, legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our Company’s critical accounting policies and estimates used in the preparation of our consolidated financial statements are reviewed regularly by management. We believe certain of our accounting policies are critical to understanding our financial position and results of operations. There have been no significant changes to our critical accounting judgments, policies and estimates as described in our Annual Report on Form 20-F for the year ended December 31, 2021, except for the digital mining related policies added in 2022.
Recent Accounting Pronouncements
See Note 2 - Summary of Significant Accounting Policies to our condensed consolidated financial statements for information about recently issued accounting pronouncements.
Controls and Procedures
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) or 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective to give reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis as of the end of the period covered by this report.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the three months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Risk Factors
Please carefully consider the information included herein or incorporated by reference to this report, you should carefully consider each of the risk factors described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the risks actually occur, our business and financial results could be harmed and the trading price of our common shares could decline.